Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(UNAUDITED)

Issued: April 12, 2012

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011
		(notes 4 and 15)		(notes 4 and 15)
Revenues
Print advertising	122,385	136,839	271,753	306,036
Print circulation	51,201	53,522	105,470	109,552
Digital	20,933	20,836	43,555	43,773
Other	4,123	3,813	8,954	9,748
Total revenues	198,642	215,010	429,732	469,109
Expenses
Compensation	90,176	91,084	177,297	187,970
Newsprint	12,633	13,391	27,267	30,045
Distribution	30,493	30,495	63,198	63,314
Other operating	40,052	40,133	82,035	78,691
Operating income before depreciation, amortization and
restructuring (note 5)	25,288	39,907	79,935	109,089
Depreciation	6,517	6,435	12,979	13,575
Amortization	10,836	11,416	21,857	22,880
Restructuring and other items (note 9)	4,629	12,212	7,611	33,451
Operating income	3,306	9,844	37,488	39,183
Interest expense	14,799	18,783	31,636	38,124
Net financing expense relating to employee benefit plans (note 11)	975	844	1,950	1,688
Loss on disposal of property and equipment	35	-	35	-
(Gain) loss on derivative financial instruments (note 6)	4,616	14,616	(5,424)	27,566
Foreign currency exchange (gains) losses	(6,054)	(13,101)	6,078	(23,258)
Acquisition costs (note 3)	-	(570)	-	1,217
Earnings (loss) before income taxes	(11,065)	(10,728)	3,213	(6,154)
Provision for income taxes	-	-	-	-
Net earnings (loss) from continuing operations	(11,065)	(10,728)	3,213	(6,154)
Net earnings (loss) from discontinued operations, net of tax of nil (note 4)	-	(1,790)	14,053	(359)
Net earnings (loss) attributable to equity holders of the Company	(11,065)	(12,518)	17,266	(6,513)

Earnings (loss) per share from continuing operations (note 12):
Basic	$(0.27)	$(0.27)	$0.08	$(0.15)
Diluted	$(0.27)	$(0.27)	$0.08	$(0.15)

Earnings (loss) per share from discontinued operations (note 12):
Basic	$-	$(0.04)	$0.35	$(0.01)
Diluted	$-	$(0.04)	$0.35	$(0.01)

Earnings (loss) per share attributable to equity holders of the Company (note 12):
Basic	$(0.27)	$(0.31)	$0.43	$(0.16)
Diluted	$(0.27)	$(0.31)	$0.42	$(0.16)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011
		(notes 4 and 15)		(notes 4 and 15)
Net earnings (loss) attributable to equity holders of the Company	(11,065)	(12,518)	17,266	(6,513)

Other comprehensive income (loss) from continuing operations
Gain (loss) on valuation of derivative financial instruments, net of tax of nil (note 7)	1,788	(799)	3,048	3,191
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 11)	(20,798)	7,159	(30,188)	28,684
Other comprehensive income (loss) from discontinued operations
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 11)	-	86	(906)	121
Other comprehensive income (loss)	(19,010)	6,446	(28,046)	31,996

Comprehensive income (loss) attributable to equity holders of the Company	(30,075)	(6,072)	(10,780)	25,483

Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations	(30,075)	(4,368)	(23,927)	25,721
Discontinued operations	-	(1,704)	13,147	(238)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)

	As at February 29, 2012	As at August 31, 2011

ASSETS

Current Assets
Cash	14,060	10,483
Accounts receivable	109,621	118,577
Inventory	3,995	5,834
Prepaid expenses and other assets	10,667	15,928
Total current assets	138,343	150,822

Non-Current Assets
Property and equipment	299,698	336,268
Derivative financial instruments (note 7)	17,832	13,817
Other assets	1,946	3,211
Intangible assets	396,511	440,032
Goodwill	223,500	236,093
Total assets	1,077,830	1,180,243

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(UNAUDITED)

(In thousands of Canadian dollars)

	As at February 29, 2012	As at August 31, 2011

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued liabilities (note 8)	68,345	77,084
Provisions (note 9)	8,923	11,508
Deferred revenue	27,556	30,494
Current portion of derivative financial instruments (note 7)	12,304	12,307
Current portion of long-term debt (note 10)	19,084	16,862
Total current liabilities	136,212	148,255

Non-Current Liabilities
Long-term debt (note 10)	469,881	555,436
Derivative financial instruments (note 7)	20,167	31,093
Other non-current liabilities (note 11)	143,549	127,999
Provisions (note 9)	1,546	1,499
Deferred income taxes	681	681
Total liabilities	772,036	864,963

Equity
Capital stock	371,132	371,132
Contributed surplus (note 13)	6,896	5,602
Deficit	(60,446)	(46,618)
Accumulated other comprehensive loss	(11,788)	(14,836)
Total equity	305,794	315,280
Total liabilities and equity	1,077,830	1,180,243

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

(In thousands of Canadian dollars)

	For the six months ended February 29, 2012
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2011 (note 15)	371,132	5,602	(46,618)	(14,836)	315,280
Net earnings attributable to equity holders of the Company	-	-	17,266	-	17,266
Other comprehensive income (loss)	-	-	(31,094)	3,048	(28,046)
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(13,828)	3,048	(10,780)
Share-based compensation (note 13)	-	1,294	-	-	1,294
Balance as at February 29, 2012	371,132	6,896	(60,446)	(11,788)	305,794

	For the six months ended February 28, 2011
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity

Balance as at September 1, 2010 (note 15)	371,132	2,151	(50,144)	(13,263)	309,876
Net loss attributable to equity holders of the Company	-	-	(6,513)	-	(6,513)
Other comprehensive income	-	-	28,805	3,191	31,996
Comprehensive income attributable to equity holders of the Company	-	-	22,292	3,191	25,483
Share-based compensation (note 13)	-	1,762	-	-	1,762
Balance as at February 28, 2011	371,132	3,913	(27,852)	(10,072)	337,121

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011
CASH GENERATED (UTILIZED) BY:		(note 4)		(note 4)

OPERATING ACTIVITIES
Net earnings (loss) attributable to equity holders of the Company	(11,065)	(12,518)	17,266	(6,513)
Items not affecting cash:
Depreciation (note 4)	6,517	7,016	13,142	14,726
Amortization (note 4)	10,836	11,587	21,912	23,223
(Gain) loss on derivative financial instruments (note 6)	3,014	13,696	(8,015)	25,868
Non-cash interest	23	2,796	8,711	5,699
(Gain) loss on disposal of property and equipment (note 4)	35	(3)	35	(3)
Non-cash foreign currency exchange (gains) losses	(6,805)	(13,902)	5,202	(24,267)
Gain on sale of discontinued operations (note 4)	-	-	(17,109)	-
Share-based compensation (note 13)	167	1,590	(1,083)	3,148
Net financing expense relating to employee benefit plans (note 11)	975	848	1,957	1,696
Employee benefit funding in excess of current service cost (note 11)	(3,407)	(3,382)	(12,847)	(10,321)
Net change in non-cash operating accounts	15,755	1,457	(3,204)	(28,686)
Cash flows from operating activities	16,045	9,185	25,967	4,570

INVESTING ACTIVITIES
Net proceeds received on the sale of discontinued operations (note 4)	-	-	85,890	-
Proceeds from the sale of property and equipment	-	3	-	1,109
Additions to property and equipment	(2,441)	(2,144)	(3,940)	(3,665)
Additions to intangible assets	(2,122)	(1,824)	(3,622)	(4,291)
Cash flows from investing activities	(4,563)	(3,965)	78,328	(6,847)

FINANCING ACTIVITIES
Repayment of long-term debt (note 10)	(9,856)	(12,396)	(100,681)	(23,187)
Debt issuance costs	-	-	(37)	(255)
Cash flows from financing activities	(9,856)	(12,396)	(100,718)	(23,442)

Net change in cash	1,626	(7,176)	3,577	(25,719)
Cash at beginning of period	12,434	21,658	10,483	40,201
Cash at end of period	14,060	14,482	14,060	14,482

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011

Supplemental disclosure of operating cash flows
Interest paid	25,584	28,851	31,463	38,184
Income taxes paid	-	-	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

For the three and six months ended February 29, 2012 and February 28, 2011
(In thousands of Canadian dollars, except as otherwise noted)

1.	DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act, to enable the purchase of the assets and certain liabilities of Canwest Limited Partnership (“Canwest LP”) on July 13, 2010.  The Company’s head office and registered office is 1450 Don Mills Road, Don Mills, Ontario.

The Company’s operations consist of news and information gathering and dissemination operations, with products offered in a number of markets across Canada through a variety of daily newspapers, online, digital and mobile platforms.  Additionally, the Company operates digital media and online assets including the canada.com network, FPinfomart.ca and each newspaper’s online website.  The Company supports these operations through a variety of centralized shared services. The Company’s advertising revenue is seasonal. Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are typically relatively constant throughout the fiscal year.

2.	BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part I (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for fiscal years beginning on or after January 1, 2011. Accordingly, these interim condensed consolidated financial statements of the Company are prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”), and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.  These interim condensed consolidated financial statements have been prepared using the accounting policies the Company expects to adopt in its annual consolidated financial statements for the year ending August 31, 2012, which have been disclosed in note 3 of the Company’s interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010.

The policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as of April 12, 2012, the date the Board of Directors (the “Board”) approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2012 could result in restatement of these interim condensed consolidated financial statements, including the transition adjustments recognized on the change-over to IFRS. These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and accordingly should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended August 31, 2011 and with the IFRS transition disclosures included in the interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010.  Additional information on the Company’s transition to IFRS from Canadian GAAP, including reconciliations of the Company’s financial position and financial results as previously reported under Canadian GAAP is included in note 15 of these interim condensed consolidated financial statements.  In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP – Part V before the adoption of IFRS.

3.	BUSINESS ACQUISITIONS

In connection with the July 13, 2010 acquisition of Canwest LP, $9.0 million in cash was retained and held in trust by the court appointed monitor (the “Monitor”) to pay certain administrative fees and costs relating to the Canwest LP Companies Creditors Arrangement Act filing (the “CCAA filing”).  Any excess cash not used by the Monitor at the completion of the CCAA filing will be returned to the Company.  The Company recorded estimated contingent returnable consideration receivable on July 13, 2010 of $4.7 million.  During the three and six months ended February 29, 2012, the Company, in response to new information received from the Monitor, revised its previous estimate of the contingent consideration receivable and as such the Company recorded an increase to the carrying value of estimated contingent returnable consideration receivable of $0.4 million with an offsetting recovery to other operating expenses in the condensed consolidated statement of operations (2011 – nil and nil, respectively).  As at February 29, 2012, the Company has a contingent returnable consideration receivable of $3.4 million in accounts receivable on the condensed consolidated statement of financial position (August 31, 2011 - $3.0 million).  The Company expects to receive the outstanding contingent returnable consideration by August 31, 2012.

The Company recorded a recovery of certain acquisition costs of $0.6 million and incurred additional acquisition costs of $1.2 million during the three and six months ended February 28, 2011, respectively, which have been charged to acquisition costs in the condensed consolidated statement of operations.

4.	DIVESTITURES AND DISCONTINUED OPERATIONS

On October 18, 2011, the Company entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties.  The Disposed Properties are all within the Newspapers segment.  On November 30, 2011, the Company completed the Transaction.

Details of the Transaction and the gain on sale of discontinued operations are as follows:

Consideration (1)
Purchase price	86,500
Working capital adjustment and other items	1,450
Transaction costs	(610)
Net proceeds	87,340

Carrying value of net assets disposed
Current Assets
Accounts receivable	17,023
Inventory	568
Prepaid expenses and other assets	428
Non-Current Assets
Property and equipment	27,333
Other assets	804
Intangible assets	25,231
Goodwill	12,593
Total assets	83,980
Current Liabilities
Accounts payable and accrued liabilities	9,485
Deferred revenue	2,202
Non-Current Liabilities
Other non-current liabilities	2,062
Total liabilities	13,749
Carrying value of net assets disposed	70,231

Gain on sale of discontinued operations, net of tax of nil	17,109

(1)
In accordance with the terms and conditions of the Senior Secured Term Loan Credit Facility (“Term Loan Facility”), the Company was required to repay the outstanding loans with the net proceeds of the Transaction.  On November 30, 2011, the proceeds of $86.5 million, representing the consideration before working capital adjustment and other items and transaction costs, were used to repay a portion of the outstanding loans under the Term Loan Facility (note 10).

As a result of the Transaction, the Company has presented the results of the Disposed Properties as discontinued operations and as such, the condensed consolidated statement of operations and condensed consolidated statement of comprehensive income (loss) for the three and six months ended February 28, 2011 have been revised to reflect this change in presentation.  The condensed consolidated statements of financial position as at August 31, 2011 and the condensed consolidated statement of cash flows for the three and six months ended February 28, 2011 have not been revised.  The effect of the discontinued operations on the condensed consolidated statements of cash flows for the three and six months ended February 28, 2011 are disclosed below.

Net earnings (loss) from discontinued operations for the three and six months ended February 29, 2012 and February 28, 2011 are summarized as follows:

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011
Revenues
Print advertising	-	22,773	27,090	50,858
Print circulation	-	3,604	3,495	7,363
Digital	-	736	956	1,353
Other	-	415	535	912
Total revenues	-	27,528	32,076	60,486
Expenses
Compensation	-	12,768	12,756	25,634
Newsprint	-	1,104	1,218	2,291
Distribution	-	4,863	5,117	10,035
Other operating	-	6,414	7,611	13,815
Operating income before depreciation, amortization
and restructuring	-	2,379	5,374	8,711
Depreciation	-	581	163	1,151
Amortization	-	171	55	343
Restructuring and other items	-	1,229	57	3,155
Operating income	-	398	5,099	4,062
Interest expense (1)	-	2,185	8,148	4,418
Net financing expense related to employee benefit plans	-	4	7	8
Gain on disposal of property and equipment	-	(3)	-	(3)
Foreign currency exchange (gains) losses	-	2	-	(2)
Gain on sale of discontinued operations	-	-	(17,109)	-
Earnings (loss) before income taxes	-	(1,790)	14,053	(359)
Provision for income taxes	-	-	-	-
Net earnings (loss) from discontinued operations	-	(1,790)	14,053	(359)

(1)
The Company has allocated interest expense to discontinued operations representing the portion of interest expense related to the Term Loan Facility that was repaid as a result of the Transaction.  During the three and six months ended February 29, 2012, the Company allocated interest expense of nil and $1.8 million respectively, to discontinued operations (2011 - $2.2 million and $4.4, respectively).  In addition, during the three and six months ended February 29, 2012, the repayment resulted in additional interest expense representing an acceleration of unamortized financing fees and discounts of which nil and $6.4 million has been allocated to discontinued operations (2011 – nil and nil, respectively) (note 10).

Cash flows from discontinued operations for the three and six months ended February 29, 2012 and February 28, 2011 are summarized as follows:

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011

Cash flows from operating activities	-	(900)	2,275	2,165
Cash flows from investing activities (1)	-	900	(2,275)	(2,165)
Cash flows from financing activities	-	-	-	-
Cash flows from discontinued operations	-	-	-	-

(1)
The cash flows from discontinued operations are transferred to the Company through a centralized cash management system resulting in cash flows from discontinued operations for the three and six months ended February 29, 2012 and February 28, 2011 of nil.

5.	OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND RESTRUCTURING

The Company presents operating income before depreciation, amortization and restructuring in the condensed consolidated statements of operations to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results as well as the results of its segments and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Finally, this measure is the primary measure, subject to certain required adjustments, used by our creditors to assess performance and compute financial maintenance covenants contained in the Company’s Term Loan Facility.  Operating income before depreciation, amortization and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

6.	(GAIN) LOSS ON DERIVATIVE FINANCIAL INSTRUMENTS

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011

(Gain) loss on fair value swap not designated as a hedge	3,686	10,523	(4,000)	19,794
Realized loss on settlement of cash flow swap (note 10)	675	-	675	-
Contractual cash interest settlement on fair value swap
not designated as a hedge	927	920	1,916	1,698
(Gain) loss on embedded derivative	(672)	3,173	(4,015)	6,074
(Gain) loss on derivative financial instruments	4,616	14,616	(5,424)	27,566

During the three and six months ended February 29, 2012, no ineffectiveness was recognized in the condensed consolidated statements of operations related to the Company’s cash flow hedges (2011 – nil).

7.	DERIVATIVE FINANCIAL INSTRUMENTS

	As at February 29, 2012	As at August 31, 2011

Assets
Embedded derivative	17,832	13,817
Less portion receivable within one year	-	-
Non-current derivative financial instruments	17,832	13,817

Liabilities
Foreign currency interest rate swaps - designated as cash flow hedges (1)	23,075	30,004
Foreign currency interest rate swap - not designated as a hedge	9,396	13,396
	32,471	43,400
Less portion due within one year	(12,304)	(12,307)
Non-current derivative financial instruments	20,167	31,093

(1)
The notional principal amounts outstanding on the foreign currency interest rate swaps designated as cash flow hedges as at February 29, 2012 were US$308.5 million (August 31, 2011 - US$323.1 million) (note 10).  During the three and six months ended February 29, 2012, foreign currency exchange losses of $9.5 million and gains of $3.7 million, respectively, (2011 – foreign currency exchange losses of $15.2 million and $26.2 million, respectively) were reclassified to the condensed consolidated statement of operations from accumulated other comprehensive loss, representing foreign currency exchange losses and gains on the notional amount of the cash flow hedging derivatives.  These amounts were offset by foreign currency exchange gains and losses recognized on the US dollar denominated 12.50% Senior Secured Notes due 2018 (“Notes”) and the hedged portion of the Term Loan Facility.  During the three and six months ended February 29, 2012, losses of $2.0 million and $4.0 million, respectively (2011 - $1.8 million and $3.4, respectively) were reclassified from accumulated other comprehensive loss to interest expense in the condensed consolidated statement of operations related to the effect of the derivative financial instruments on the Company’s interest expense.  The unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the consolidated statement of operations over the next twelve months is $8.2 million.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at February 29, 2012	As at August 31, 2011

Trade payables	9,477	8,330
Accrued liabilities	53,712	63,228
Accrued interest	5,156	5,526
Accounts payable and accrued liabilities	68,345	77,084

9.	PROVISIONS

	As at February 29, 2012	As at August 31, 2011

Current provisions	8,923	11,508
Non-current provisions	1,546	1,499
Total provisions	10,469	13,007

Changes to the provisions reported in the condensed consolidated statement of financial position for the six months ended February 29, 2012 are as follows:

	Restructuring (a)	Other provisions (b)	Total
Liability as at August 31, 2011	9,208	3,799	13,007
Charges	7,668	795	8,463
Payments	(10,188)	(813)	(11,001)
Liability as at February 29, 2012	6,688	3,781	10,469
Less portion due within one year	(6,688)	(2,235)	(8,923)
Non-current provisions	-	1,546	1,546

(a) Restructuring

The Company implemented restructuring initiatives consisting of a series of involuntary and voluntary terminations, primarily in the Newspapers segment.

(b) Other provisions

Other provisions include unfavorable lease contracts, equipment removal and facility restoration costs, as well as provisions for certain claims and grievances which have been asserted against the Company.

10.	LONG-TERM DEBT

				As at February 29, 2012	As At August 31, 2011

	Maturity	Principal translated at February 29, 2012 exchange rates	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

Senior Secured Term Loan Credit Facility
Tranche C (US$247.5M) (1)	July 2016	244,911	12,289	232,622	313,162
Senior Secured Notes (US$268.6M) (2)	July 2018	265,814	9,471	256,343	259,136
Senior Secured Asset-Based Revolving Credit Facility (3)	July 2014	-	-	-	-
Total long-term debt				488,965	572,298
Less portion due within one year				(19,084)	(16,862)
Long-term debt				469,881	555,436

The terms and conditions of the long-term debt are the same as disclosed in the August 31, 2011 audited consolidated financial statements, except as disclosed below:

(1) In accordance with the terms and conditions of the Term Loan Facility, on November 30, 2011 the proceeds from the sale of the Disposed Properties was used to make a principal payment of US$84.6 million (CDN$86.5 million) on Tranche C.  The Company accounts for Tranche C at amortized cost using the effective interest rate method and as a result of this repayment the Company recalculated the carrying amount of Tranche C as at November 30, 2011 to reflect the actual and revised estimate of expected future cash flows.  As a result of such recalculation during the six months ended February 29, 2012, the Company charged a total of $6.9 million to interest expense in the condensed consolidated statement of operations representing an acceleration of unamortized financing fees and discounts of Tranche C.  Of this amount, $6.4 million was allocated to interest expense of discontinued operations as this portion related to the repayment due to the sale of the Disposed Properties (note 4).

(2) On January 20, 2012, the Company repurchased and retired US$6.4 million of the Notes for total cash consideration of $6.3 million (US$6.2 million) and as such the Company has recorded a gain of $0.2 million which is recorded in interest expense in the condensed consolidated statement of operations.  In conjunction with the retirement the Company settled a notional amount of US$10.0 million of the foreign currency interest rate swap associated with the Notes for cash consideration of $0.7 million which is recorded in gain (loss) on derivative financial instruments in the condensed consolidated statement of operations (note 6).

(3) As at February 29, 2012 the Company had no amounts drawn (August, 31, 2011 – nil) and had availability of $31.9 million (August 31, 2011 – $37.3 million) under this facility.

11.	EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, as well as other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net earnings from continuing operations in the condensed consolidated statements of operations are as follows:

	For the three months ended February 29, 2012 and February 28, 2011

	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2012	2011	2012	2011	2012	2011	2012	2011

Current service cost	2,526	3,117	438	454	578	553	3,542	4,124
Amortization of past service costs	-	-	62	-	-	-	62	-
Net actuarial gains					211	215	211	215
Interest cost	5,089	5,032	761	721	176	209	6,026	5,962
Expected return on plan assets	(5,051)	(5,118)	-	-	-	-	(5,051)	(5,118)
Net defined benefit plan expense (1)	2,564	3,031	1,261	1,175	965	977	4,790	5,183

(1) Current service cost, amortization of past service costs and net actuarial gains related to other long-term employee benefits are included in compensation expense and interest cost and expected return on plan assets is included in net financing expense relating to employee benefit plans in the condensed consolidated statements of operations.  In addition, during the three months ended February 29, 2011, the Disposed Properties recorded net employee benefit plan costs in earnings from discontinued operations of $0.2 million.

	For the six months ended February 29, 2012 and February 28, 2011

	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2012	2011	2012	2011	2012	2011	2012	2011

Current service cost	5,052	6,234	876	908	1,156	1,106	7,084	8,248
Amortization of past service costs	-	-	124	-	-	-	124	-
Net actuarial gains (losses)					211	(218)	211	(218)
Interest cost	10,178	10,064	1,522	1,442	352	418	12,052	11,924
Expected return on plan assets	(10,102)	(10,236)	-	-	-	-	(10,102)	(10,236)
Net defined benefit plan expense (1)	5,128	6,062	2,522	2,350	1,719	1,306	9,369	9,718

(1) Current service cost, amortization of past service costs and net actuarial gains (losses) related to other long-term employee benefits are included in compensation expense and interest cost and expected return on plan assets is included in net financing expense relating to employee benefit plans in the condensed consolidated statements of operations.  In addition, during the six months ended February 29, 2012, the Disposed Properties recorded net employee benefit plan costs in earnings from discontinued operations of $0.2 million (2011 - $0.4 million).

Actuarial gains (losses) related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statement of comprehensive income (loss) are as follows:

	For the three months ended February 29, 2012 and February 28, 2011

	Pension benefits		Post-retirement benefits		Total
	2012	2011	2012	2011	2012	2011

Other comprehensive income (loss) from continuing operations
Net actuarial gains (losses) on employee benefits	(17,877)	7,835	(2,921)	(676)	(20,798)	7,159
Other comprehensive income from discontinued operations
Net actuarial gains on employee benefits	-	86	-	-	-	86
Net actuarial gains (losses) recognized in other comprehensive income (loss)	(17,877)	7,921	(2,921)	(676)	(20,798)	7,245

	For the six months ended February 29, 2012 and February 28, 2011

	Pension benefits		Post-retirement benefits		Total
	2012	2011	2012	2011	2012	2011

Other comprehensive income (loss) from continuing operations
Net actuarial gains (losses) on employee benefits	(27,267)	27,987	(2,921)	697	(30,188)	28,684
Other comprehensive income (loss) from discontinued operations
Net actuarial gains (losses) on employee benefits	(906)	121	-	-	(906)	121
Net actuarial gains (losses) recognized in other comprehensive income (loss)	(28,173)	28,108	(2,921)	697	(31,094)	28,805

The cumulative actuarial gains (losses) and minimum funding liability related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statement of financial position as at February 29, 2012 are as follows:

2012

Cumulative actuarial gains and minimum funding liability recognized directly in deficit, August 31, 2011	7,802
Net actuarial losses recognized in other comprehensive loss and deficit	(31,094)
Cumulative actuarial losses and minimum funding liability recognized directly in deficit, February 29, 2012	(23,292)

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in the condensed consolidated statement of financial position for the six months ended February 29, 2012 are as follows:

	Pension benefits	Post-retirement benefits	Other long-term employee benefits	Total (1)

Liability as at August 31, 2011	51,926	52,953	16,580	121,459
Amounts recognized in the statement of operations (2)	5,359	2,522	1,719	9,600
Amounts recognized in other comprehensive income	28,173	2,921	-	31,094
Contributions to the plans	(18,501)	(1,047)	(942)	(20,490)
Disposal of discontinued operations (note 4)	(2,025)	-	-	(2,025)
Liability as at February 29, 2012	64,932	57,349	17,357	139,638

(1) As at August 31, 2011 and February 29, 2012, the net benefit obligation is recorded in other non-current liabilities on the condensed consolidated statement of financial position.
(2) Includes $0.2 million of pension benefit costs related to the Disposed Properties.

12.	EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted earnings (loss) per share.  No reconciling items in the computation of net earnings (loss) exist.

	For the three months ended
	February 29,	February 28,
	2012	2011
Basic weighted average shares outstanding during the period	40,323,170	40,323,170
Dilutive effect of Options and RSUs	-	-
Diluted weighted average shares outstanding during the period	40,323,170	40,323,170

Options and RSUs outstanding which are anti-dilutive	840,000	400,000

	For the six months ended
	February 29,	February 28,
	2012	2011
Basic weighted average shares outstanding during the period	40,323,170	40,323,170
Dilutive effect of Options and RSUs	404,110	-
Diluted weighted average shares outstanding during the period	40,727,280	40,323,170

Options and RSUs outstanding which are anti-dilutive	600,000	400,000

13.	SHARE-BASED COMPENSATION AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

On January 26, 2012, the Company granted 0.6 million options under the Option Plan.  The fair value of the underlying options was estimated using the Black-Scholes option pricing model.  The fair value of the issued options and key assumptions used in applying the Black-Scholes option pricing model were as follows:

2012
Fair value	$2.92

Key assumptions
Exercise Price	$6.43
Risk-free interest rate (1)	1.33%
Dividend yield	-
Volatility factor (2)	54.0%
Expected life of options (3)	5 years
(1) Based on Bank of Canada five year benchmark bond yield in effect on the date of grant.
(2) Based in part on the volatility of the Company's shares and the volatility of similar companies in the publishing and media industries.
(3) Based on contractual terms and a published academic study.

The following table provides details on changes to the issued options, which are presented in whole numbers, for the six months ended February 29, 2012:

	Stock options outstanding	Weighted Average Exercise Price

Balance, August 31, 2011	1,280,000	$9.85
Granted	600,000	$6.43
Cancelled	(80,000)	$(9.85)
Forfeited	(136,000)	$9.45
Balance, February 29, 2012	1,664,000	$8.65

During the three and six months ended February 29, 2012, the Company recorded compensation expense relating to the Option Plan of $0.6 million and $0.7 million, respectively (2011 - $0.3 million and $0.6 million, respectively), with an offsetting credit to contributed surplus.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

The Company granted no RSUs during the three and six months ended February 29, 2012 (2011 – nil and nil, respectively) and has RSUs outstanding of 0.6 million as at February 29, 2012 (August 31, 2011 – 0.6 million).  During the three and six months ended February 29, 2012, the Company recorded compensation expense relating to the RSU Plan of $0.3 million and $0.6 million, respectively (2011 - $0.6 million and $1.2 million, respectively), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors. The DSU Plan is administered by the Board.

During the three and six months ended February 29, 2012 and February 28, 2011, the Company granted a nominal amount of deferred share units.  During the three and six months ended February 29, 2012, the Company recorded a recovery of $0.7 million and $2.4 million, respectively, to compensation expense (2011 – expense of $0.7 million and $1.4 million, respectively), with an offset to other non-current liabilities.  The recovery of share based compensation expense is due to the change in the share price of the Company’s Class C voting shares.

The aggregate carrying value of the DSU Plan liability was $2.6 million as at February 29, 2012 (August 31, 2011 - $5.0 million) and is recorded in other non-current liabilities on the condensed consolidated statement of financial position.

14.	SEGMENT INFORMATION

The Company has one reportable segment for financial reporting purposes, the Newspapers segment.  The Newspapers segment is comprised of the Eastern newspapers operating segment and the Western newspapers operating segment which have been aggregated. The Newspapers segment publishes daily and non-daily newspapers and operates the related newspaper websites.  Its revenue is primarily from advertising and circulation.  Postmedia has other business activities and an operating segment which are not separately reportable and are referred to collectively as the All other category.  Revenue in the All other category primarily consists of advertising and subscription revenue from FPinfomart and the website canada.com.

Each operating segment operates as a strategic business unit with separate management.  Segment performance is measured primarily upon the basis of segment operating profit.  The Company accounts for intersegment sales as if the sales were to third parties.

Included within digital revenue in the condensed consolidated statements of operations is advertising revenue of $14.2 million and $30.2 million, respectively, for the three and six months ended February 29, 2012 (2011 - $14.0 million and $30.3 million, respectively), and circulation/subscription revenue of $6.7 million and $13.3 million, respectively, for the three and six months ended February 29, 2012 (2011 - $6.9 million and $13.5 million, respectively). Accordingly, aggregate print and digital revenue from advertising was $136.6 million and $302.0 million, respectively, for the three and six months ended February 29, 2012 (2011 - $150.9 million and $336.3 million, respectively), and aggregate print and digital revenue from circulation/subscription was $57.9 million and $118.8 million, respectively, for the three and six months ended February 29, 2012 (2011 - $60.3 million and $123.1 million, respectively).

Segmented information and a reconciliation of segment operating income to earnings (loss) before income taxes for the three and six months ended February 29, 2012 and February 28, 2011 are as follows:

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011

Revenue
Newspapers	190,615	206,312	413,690	451,109
All other	8,986	9,613	17,980	20,032
Intersegment elimination (1)	(959)	(915)	(1,938)	(2,032)
Total revenue	198,642	215,010	429,732	469,109
Operating income before depreciation, amortization
and restructuring
Newspapers	29,691	45,234	84,484	116,834
All other	2,340	2,808	5,840	8,017
Corporate	(6,743)	(8,135)	(10,389)	(15,762)
	25,288	39,907	79,935	109,089
Reconciliation of segment operating income to earnings
(loss) before income taxes
Depreciation	6,517	6,435	12,979	13,575
Amortization	10,836	11,416	21,857	22,880
Restructuring and other items	4,629	12,212	7,611	33,451
Operating income	3,306	9,844	37,488	39,183
Interest expense	14,799	18,783	31,636	38,124
Net financing expense relating to employee benefit plans	975	844	1,950	1,688
Loss on disposal of property and equipment	35	-	35	-
(Gain) loss on derivative financial instruments	4,616	14,616	(5,424)	27,566
Foreign currency exchange (gains) losses	(6,054)	(13,101)	6,078	(23,258)
Acquisition costs	-	(570)	-	1,217
Earnings (loss) before income taxes	(11,065)	(10,728)	3,213	(6,154)

(1) The Newspapers segment recorded intersegment revenue for the three and six months ended February 29, 2012 of $0.9 million and $1.7 million, respectively (2011 - $0.8 million and $1.7 million, respectively) and the All other category recorded intersegment revenue for the three and six months ended February 29, 2012 of $0.1 million and $0.2 million, respectively, (2011 - $0.1 million and $0.3 million, respectively).

15.	IFRS - FIRST TIME ADOPTION

These interim condensed consolidated financial statements are prepared in accordance with IFRS.  The date of the opening statement of financial position under IFRS and the Company’s date of transition to IFRS is September 1, 2010 (“Transition Date”).  Prior to September 1, 2011, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.  The Company is required to establish IFRS accounting policies as of the Transition Date and, in general, apply these retrospectively to determine the IFRS opening statement of financial position.  Descriptions of applicable mandatory exemptions and optional exceptions under IFRS 1 – First-time adoption of IFRS, to this general principle of retrospective application, are set out in note 20 of the interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010, as well as the detail of the effects of the transition as at September 1, 2010 and for the year ended August 31, 2011.  The effects of the transition as at August 31, 2011 and February 28, 2011 and for the three and six months ended February 28, 2011 are presented in this note.

Reconciliation of Canadian GAAP to IFRS

(i) Reconciliation of equity

Total equity as at August 31, 2011 and February 28, 2011 previously reported under Canadian GAAP is reconciled to the amounts reported under IFRS as follows:

	As at August 31, 2011	As at February 28, 2011

Total equity in accordance with Canadian GAAP	304,342	313,610

Differences increasing (decreasing) reported equity
Employee benefits - actuarial gains (a)	11,948	23,492
Employee benefits - other long-term employee benefit plans (b)	1,769	19
Employee benefits - curtailment gains (c)	1,367	-
Employee benefits - minimum funding liability (d)	(4,146)	-
Total differences increasing reported equity	10,938	23,511
Total equity in accordance with IFRS	315,280	337,121

(ii) Reconciliation of net loss

Net loss for the three and six months ended February 28, 2011 previously reported under Canadian GAAP is reconciled to the amounts reported under IFRS as follows:

	For the three months ended	For the six months ended
	February 28, 2011

Net loss in accordance with Canadian GAAP	(12,310)	(6,745)

Differences (increasing) or decreasing reported net loss
Employee benefits - other long-term employee benefit plans (b)	(208)	232
Total differences (increasing) or decreasing reported net loss	(208)	232
Net loss in accordance with IFRS	(12,518)	(6,513)

(iii) Reconciliation of comprehensive income (loss)

Comprehensive income (loss) for the three and six months ended February 28, 2011 previously reported under Canadian GAAP is reconciled to the amounts reported under IFRS as follows:

	For the three months ended	For the six months ended
	February 28, 2011

Comprehensive loss in accordance with Canadian GAAP	(13,109)	(3,554)

Differences (increasing) or decreasing reported comprehensive loss
Impact of IFRS adjustments on net loss	(208)	232
Employee benefits - actuarial gains (a)	7,245	28,805
Total differences decreasing reported comprehensive loss	7,037	29,037
Comprehensive income (loss) in accordance with IFRS	(6,072)	25,483

Explanatory notes on the transition to IFRS

(a) Employee benefits – actuarial gains and losses on defined benefit pension and post-retirement benefit plans

Under IFRS, the Company elected to immediately recognize all actuarial gains and losses arising after the Transition Date in other comprehensive income and deficit.  Under Canadian GAAP, the Company used the corridor method whereby actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation or the fair value of plan assets at the beginning of the year were amortized over the expected average remaining service period of active employees.

For the three months ended February 28, 2011, the discount rate used to measure the Company’s plan obligations for defined benefit pension and post-retirement benefit plans decreased from 5.66% to 5.63% and 5.60% to 5.50%, respectively, resulting in an actuarial loss of $6.9 million.  For the six months ended February 28, 2011, the discount rate used to measure the Company’s plan obligations for defined benefit pension and post-retirement benefit plans increased from 5.30% to 5.63% and 5.40% to 5.50%, respectively, resulting in an actuarial gain of $8.1 million.  For the three and six months ended February 28, 2011, the actual return on plan assets related to the Company’s pension benefit plans was $14.1 million and $20.7 million higher, respectively, compared to the expected return resulting in actuarial gains.  As a result of these changes during the three and six months ended February 28, 2011, net actuarial gains of $7.2 million and $28.8 million, respectively, were charged to other comprehensive income and then immediately transferred to deficit with a corresponding decrease to other non-current liabilities.  The comprehensive income of $7.2 million and $28.8 million for the three and six months ended February 28, 2011, includes actuarial gains of $0.1 million and $0.1 million, respectively, related to discontinued operations.  The effect of this adjustment, along with the adjustment on transition of an actuarial loss of $5.3 million, on the consolidated statement of financial position as at February 28, 2011, was to decrease other non-current liabilities $23.5 million with a corresponding decrease to deficit.

The annual effect of this adjustment, along with the adjustment on transition, on the consolidated statement of financial position as at August 31, 2011, was to decrease other non-current liabilities $11.9 million with a corresponding decrease to deficit.

The deferred income tax effect of these adjustments was nil.

(b) Employee benefits – actuarial gains and losses on other long-term employee benefit plans

Under IAS 19 – Employee Benefits, long-term employee benefit plans should be accounted for in the same way as defined benefit pension and defined benefit post-retirement plans with the exception that actuarial gains and losses and past service costs are recognized immediately in the statement of operations.  Under Canadian GAAP, the Company accounted for these plans similarly, except actuarial gains and losses were amortized on a straight-line basis over the average duration to which benefits are expected to be paid (expected average remaining service life).  Net loss for the three and six months ended February 28, 2011 increased by a nominal amount due to the exclusion of the amortization of actuarial losses under Canadian GAAP.  For the three and six months ended February 28, 2011, the discount rate used to measure the Company’s other long-term employee benefit plan obligations decreased from 4.80% to 4.60% and increased from 4.40% to 4.60%, respectively, resulting in actuarial losses of $0.2 million and actuarial gains of $0.2 million, respectively.  As a result net loss for the three and six months ended February 28, 2011, increased $0.2 million and decreased $0.2 million, respectively, with a corresponding increase and decrease to other non-current liabilities.  The effect of this adjustment, along with the adjustment on transition of an actuarial loss of $0.2 million, on the consolidated statement of financial position as at February 28, 2011, was to nominally decrease other non-current liabilities with a corresponding decrease to deficit.

The annual effect of this adjustment, along with the adjustment on transition, on the consolidated statement of financial position as at August 31, 2011, was to decrease other non-current liabilities $1.8 million with a corresponding decrease to deficit.

The deferred income tax effect of these adjustments was nil.

(c) Employee benefits – curtailment gain

In the year ended August 31, 2011, under Canadian GAAP, the Company recorded a curtailment gain by reversing unamortized actuarial losses of $1.4 million.  As described above, under IFRS the Company recognizes actuarial gains and losses in other comprehensive income and deficit as they occur, accordingly the curtailment gain was fully recognized in the statement of operations.  The effect of this adjustment on the consolidated statement of financial position as at August 31, 2011, was to decrease other non-current liabilities $1.4 million with a corresponding decrease to deficit.

The deferred income tax effect of these adjustments was nil.

(d) Employee benefits – minimum funding liability

IFRIC 14 “IAS 19 - The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, addresses the application of paragraph 58 of IAS 19 which limits the measurement of a defined benefit asset to "the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan" plus past service cost.  IFRIC 14 provides guidance regarding (a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, (b) how a minimum funding requirement might affect the availability of reductions in future contributions and (c) when a minimum funding requirement might give rise to a liability.  An additional minimum funding liability will exist if the discounted minimum funding requirements from the actuarial funding valuations exceed the Company’s best estimate of future contributions required for past services and cannot be recovered.    Canadian GAAP did not address accounting for an additional liability due to minimum funding requirements.  Changes in the minimum funding requirement arising after the Transition Date are recognized in other comprehensive income and then immediately transferred to deficit.  For the year ended August 31, 2011, the Company determined that it had an additional liability of $4.1 million associated with the minimum funding requirements of its pension plans.  The effect of this adjustment on the consolidated statement of financial position as at August 31, 2011 was to increase other non-current liabilities by $4.1 million with a corresponding increase to deficit.

The deferred income tax effect of these adjustments was nil.

(e) Employee benefits – presentation of expense

IAS 19 does not specify the presentation of current service cost, interest cost and the expected return on plan assets as components or a single item of income or expense.  Accordingly, under IFRS the Company is presenting the components of pension cost separately in the statement of operations. Current service costs will continue to be recorded in compensation expenses, and interest costs and the expected return on plan assets will be recorded in net financing expense relating to employee benefit plans in the statement of operations.  As a result of this presentation change, compensation expense decreased by $0.8 million and $1.7 million, respectively, and net financing expense relating to employee benefit plans increased by $0.8 million and $1.7 million, respectively, in the condensed consolidated statement of operations for the three and six months ended February 28, 2011.  In addition, net earnings from continuing operations for the three and six months ended February 28, 2011 increased nominally due to the reclassification of net financing expense relating to employee benefit plans to earnings from discontinued operations.

(f) Provisions and contingent liabilities

On transition to IFRS, a review of the Company’s provisions and contingent liabilities was done.  As a result of the review, there were no changes to previously recorded amounts under Canadian GAAP.  However, under IFRS provisions must be presented separately in the statement of financial position.  As a result of this presentation change provisions of $11.5 million and $1.5 million were reclassified from accounts payable and accrued liabilities and non-current liabilities, respectively, on August 31, 2011.

The following tables reconcile Canadian GAAP to IFRS, and where applicable, adjust for the presentation of discontinued operations, for the Company’s consolidated statements of operations and consolidated statements of comprehensive income (loss) for the three and six months ended February 28, 2011.

Consolidated statement of operations for the three months ended February 28, 2011

	Canadian GAAP	Discontinued operations (note 4)		IFRS adjustments	IFRS
Revenues
Print advertising	159,612	(22,773)		-	136,839
Print circulation	57,126	(3,604)		-	53,522
Digital	21,572	(736)		-	20,836
Other	4,228	(415)		-	3,813
Total revenues	242,538	(27,528)		-	215,010
Expenses
Compensation	104,492	(12,768)	[b]	208
			[e]	(848)	91,084
Newsprint	14,495	(1,104)		-	13,391
Distribution	35,358	(4,863)		-	30,495
Other operating	46,547	(6,414)		-	40,133
Operating income before depreciation, amortization and restructuring	41,646	(2,379)		640	39,907
Depreciation	7,016	(581)		-	6,435
Amortization	11,587	(171)		-	11,416
Restructuring and other items	13,441	(1,229)		-	12,212
Operating income	9,602	(398)		640	9,844
Interest expense	20,968	(2,185)		-	18,783
Net financing expense relating to employee benefit plans	-	(4)	[e]	848	844
Gain on disposal of property and equipment	(3)	3		-	-
Loss on derivative financial instruments	14,616	-		-	14,616
Foreign currency exchange gains	(13,099)	(2)		-	(13,101)
Acquisition costs	(570)	-		-	(570)
Loss before income taxes	(12,310)	1,790		(208)	(10,728)
Provision for income taxes	-	-		-	-
Net loss from continuing operations	(12,310)	1,790		(208)	(10,728)
Net loss from discontinued operations, net of tax of nil	-	(1,790)		-	(1,790)
Net loss attributable to equity holders of the Company	(12,310)	-		(208)	(12,518)

Consolidated statement of comprehensive loss for the three months ended February 28, 2011

	Canadian GAAP		IFRS adjustments	IFRS

Net loss attributable to equity holders of the Company	(12,310)		(208)	(12,518)

Other comprehensive income (loss) from continuing operations
Loss on valuation of derivative financial instruments, net of tax of nil	(799)		-	(799)
Net actuarial gains on employee benefits, net of tax of nil	-	[a]	7,159	7,159
Other comprehensive income from discontinued operations
Net actuarial gains on employee benefits, net of tax of nil	-	[a]	86	86
Other comprehensive income (loss)	(799)		7,245	6,446
Comprehensive loss attributable to equity holders of the Company	(13,109)		7,037	(6,072)

Consolidated statement of operations for six months ended February 28, 2011

	Canadian GAAP	Discontinued operations (note 4)		IFRS adjustments	IFRS

Revenues
Print advertising	356,894	(50,858)		-	306,036
Print circulation	116,915	(7,363)		-	109,552
Digital	45,126	(1,353)		-	43,773
Other	10,660	(912)		-	9,748
Total revenues	529,595	(60,486)		-	469,109
Expenses
Compensation	215,532	(25,634)	[b]	(232)
			[e]	(1,696)	187,970
Newsprint	32,336	(2,291)		-	30,045
Distribution	73,349	(10,035)		-	63,314
Other operating	92,506	(13,815)		-	78,691
Operating income before depreciation, amortization and restructuring	115,872	(8,711)		1,928	109,089
Depreciation	14,726	(1,151)		-	13,575
Amortization	23,223	(343)		-	22,880
Restructuring and other items	36,606	(3,155)		-	33,451
Operating income	41,317	(4,062)		1,928	39,183
Interest expense	42,542	(4,418)		-	38,124
Net financing expense relating to employee benefit plans	-	(8)	[e]	1,696	1,688
Gain on disposal of property and equipment	(3)	3		-	-
Loss on derivative financial instruments	27,566	-		-	27,566
Foreign currency exchange gains	(23,260)	2		-	(23,258)
Acquisition costs	1,217	-		-	1,217
Loss before income taxes	(6,745)	359		232	(6,154)
Provision for income taxes	-	-		-	-
Net loss from continuing operations	(6,745)	359		232	(6,154)
Net loss from discontinued operations, net of tax of nil	-	(359)		-	(359)
Net loss attributable to equity holders of the Company	(6,745)	-		232	(6,513)

Consolidated statement of comprehensive income (loss) for the six months ended February 28, 2011

	Canadian GAAP		IFRS adjustments	IFRS

Net loss attributable to equity holders of the Company	(6,745)		232	(6,513)

Other comprehensive income from continuing operations
Gain on valuation of derivative financial instruments, net of tax of nil	3,191		-	3,191
Net actuarial gains on employee benefits, net of tax of nil	-	[a]	28,684	28,684
Other comprehensive income from discontinued operations
Net actuarial gains on employee benefits, net of tax of nil	-	[a]	121	121
Other comprehensive income	3,191		28,805	31,996
Comprehensive income (loss) attributable to equity holders of the Company	(3,554)		29,037	25,483

16.	UNITED STATES ACCOUNTING PRINCIPLES

These interim condensed consolidated financial statements have been prepared in accordance with IFRS.  In certain aspects GAAP as applied in the United States (“US GAAP”) differs from IFRS.  The following information complies with the GAAP reconciliation requirements of the Senior Secured Notes indenture.  All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

Principal differences affecting the Company

(a) IFRS 1 – First time adoption of IFRS

The Company was required to apply the provision of IFRS 1 upon transition to IFRS.  IFRS 1 requires that the opening statement of financial position include all of the assets and liabilities that IFRS requires; exclude any assets and liabilities that IFRS does not permit; classify all assets, liabilities and equity in accordance with IFRS; measure all items in accordance with IFRS; and also includes certain optional exemptions and mandatory exceptions that do not require or permit recognition, classification and measurement in line with the above. US GAAP does not contain a comparable standard.  Included in note 15 are the various reconciliations from Canadian GAAP to IFRS and below are the various IFRS and US GAAP accounting differences which would include any measurement differences pertaining to the application of IFRS 1.

(b) Employee benefits – actuarial gains and losses

Under IFRS, the Company adopted an accounting policy of recognizing actuarial gains and losses related to the present value of the defined benefit obligation and the fair value of plan assets in other comprehensive income and deficit.  Such actuarial gains and losses are not subsequently recycled to the statement of operations.  Under US GAAP, the Company recognizes the funded status of defined benefit pension and post-retirement plans and recognizes changes in the funded status in the year in which the changes occur through other comprehensive income and accumulated other comprehensive income.  Actuarial gains and losses previously recognized in other comprehensive income are recycled to the statement of operations using the corridor method of amortization.  Under the corridor method the net actuarial gain or loss over 10% of the greater of the defined benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees.  Since the Company’s actuarial gains and losses as at August 31, 2011 fall within the corridor there is no earnings difference related to the amortization of actuarial gains and losses for the three and six months ended February 29, 2012.  For the three and six months ended February 28, 2011, net loss increased a nominal amount with a corresponding increase to comprehensive income as a result of the amortization of actuarial losses, net of a deferred tax provision of nil.  Due to the sale of the Disposed Properties under US GAAP, the cumulative net actuarial loss in equity is recycled to the statement of operations.  The effect on US GAAP net earnings for the three and six months ended February 29, 2012, was to decrease net earnings nil and $0.4 million, with a corresponding decrease to comprehensive loss (2011 – nil and nil, respectively), net of a deferred income tax provision of nil.

(c) Employee benefits – past service costs

Under IFRS, the Company is required to recognize on the statement of financial position the difference between the defined benefit obligation and the fair value of plan assets, plus or minus any unrecognized past service costs, if any.  Under US GAAP, the Company recognizes the funded status of defined benefit plans and recognizes changes in the funded status in the period in which the changes occur through other comprehensive income and accumulated other comprehensive income.  The funded status represents the difference between the fair value of the plans assets and the defined benefit obligation.  Past service costs previously recognized in other comprehensive income are recycled to the statement of operations on a straight-line basis over the vesting period.  The effect on US GAAP comprehensive loss for the three and six months ended February 29, 2012, was to decrease comprehensive loss by $0.1 million and $0.1 million, respectively (2011 – nil and nil, respectively), net of a deferred income tax provision of nil.  The effect on the consolidated statement of financial position as at February 29, 2012, was to increase other non-current liabilities $2.0 million with a corresponding increase to deficit (August 31, 2011 - $2.2 million).

(d) Employee benefits – minimum funding liability

Under IFRS, the additional minimum liability associated with minimum funding requirements is computed by discounting the minimum funding requirements from the actuarial funding valuations by the discount rate as defined by IAS 19.  Changes in the minimum funding liability arising after the Transition Date are recognized in other comprehensive income and then immediately transferred to deficit.  US GAAP does not recognize a minimum funding liability.  The effect on US GAAP comprehensive income for the three and six months ended February 29, 2012 and February 28, 2011 was nil.  The effect on the consolidated statement of financial position as at February 29, 2012, was to decrease other non-current liabilities $4.1 million with a corresponding decrease to deficit (August 31, 2011- $4.1 million).

(e) Employee benefits – presentation of expense

Under IFRS, the Company has elected an accounting policy of recognizing the components of the defined benefit expense within different line items in the statement of operations.  The current service cost and recognized element of any past service costs of employee benefits expense is recorded in compensation expense in the condensed consolidated statement of operations.  The expected return on plan assets and interest cost on the benefit obligations are presented in net financing expense relating to employee benefit plans in the condensed consolidated statement of operations.  Under US GAAP, the components of the defined benefit expense must be aggregated and presented as a net amount in the statement of operations.  During the three and six months ended February 29, 2012, net financing expense relating to employee benefit plans was $1.0 million and $2.0 million, respectively (2011 - $0.8 million and $1.7 million, respectively)

(f) Long-term debt – debt issuance costs

Under IFRS, transaction costs related to the issuance of debt are deducted from the carrying value of the financial liability and are amortized using the effective interest method.  Under US GAAP, debt issuance costs, other than debt discounts or premiums, are deferred as an asset and recognized over the contractual life using the constant interest method.  The effect on the statement of financial position as at February 29, 2012, would be an increase to other assets of $18.9 million (August 31, 2011 - $24.9 million) with an offsetting increase to long-term debt.

Comparative reconciliation of net earnings (loss)

The following is a reconciliation of net earnings (loss) for the three and six months ended February 29, 2012 and February 28, 2011 reflecting the differences between IFRS and US GAAP:

	For the three months ended
	February 29,	February 28,
	2012	2011
Net loss in accordance with IFRS	(11,065)	(12,518)
Employee benefits - actuarials gains and losses (b)	-	(7)
Net loss in accordance with US GAAP (1)	(11,065)	(12,525)

	For the six months ended
	February 29,	February 28,
	2012	2011
Net earnings (loss) in accordance with IFRS	17,266	(6,513)
Employee benefits - actuarials gains and losses (b)	(397)	(14)
Net earnings (loss) in accordance with US GAAP (1)	16,869	(6,527)

(1) Net earnings (loss) in accordance with US GAAP for the three and six months ended February 28, 2011 has been revised from amounts previously reported as a result of the adoption of IFRS due to interim employee benefit re-measurements recognized under IFRS.

Comparative reconciliation of comprehensive income (loss)

The following is a reconciliation of comprehensive income (loss) for the three and six months ended February 29, 2012 and February 28, 2011 reflecting the differences between IFRS and US GAAP:

	For the three months ended
	February 29,	February 28,
	2012	2011

Comprehensive loss in accordance with IFRS	(30,075)	(6,072)
Impact of US GAAP differences on net loss	-	(7)
	(30,075)	(6,079)
Employee benefits - actuarial gains and losses (b)	-	7
Employee benefits - past service costs (c)	62	-
Comprehensive loss in accordance with US GAAP (1)	(30,013)	(6,072)

	For the six months ended
	February 29,	February 28,
	2012	2011

Comprehensive income (loss) in accordance with IFRS	(10,780)	25,483
Impact of US GAAP differences on net earnings (loss)	(397)	(14)
	(11,177)	25,469
Employee benefits - actuarial gains and losses (b)	397	14
Employee benefits - past service costs (c)	124	-
Comprehensive income (loss) in accordance with US GAAP (1)	(10,656)	25,483

(1) Comprehensive income in accordance with US GAAP for the three and six months ended February 28, 2011 has been revised from amounts previously reported as a result of the adoption of IFRS due to interim employee benefit re-measurements recognized under IFRS.

Comparative reconciliation of equity

A reconciliation of equity as at February 29, 2012 and August 31, 2011 reflecting the differences between IFRS and US GAAP is set out below:

	As at February 29, 2012	As at August 31, 2011

Equity in accordance with IFRS	305,794	315,280
Employee benefits - past service costs (c)	(2,047)	(2,171)
Employee benefits - minimum funding liability (d)	4,146	4,146
Equity in accordance with US GAAP	307,893	317,255

Other US GAAP disclosures

Operating expenses in the condensed consolidated statement of operations include:

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011
Selling, general and adminstrative expenses	93,500	93,499	188,253	192,001
Rent expense	2,549	2,582	5,235	5,267

Accounts payable and accrued liabilities and the current portion of provisions on the condensed consolidated statement of financial position as at February 29, 2012 include $39.7 million of payroll related accruals (August 31, 2011 - $49.1 million).